SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

October 7, 2008

Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82-      N/A

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on October 7 2008, entitled "Changes in the corporate executive committee".

Changes in the corporate executive committee

Executive vice president for Exploration and Production Norway (EPN), Tore Torvund, and executive vice president for Projects, Morten Ruud, are resigning from their present posts and StatoilHydro's corporate executive committee with effect from today.

Øystein Michelsen and Helga Nes have today been appointed acting executive vice presidents for Exploration & Production Norway and Projects respectively.
Both will join StatoilHydro's corporate executive committee.

Øystein Michelsen has been senior vice president for Operations North in the EPN business area since the merger.

Helga Nes has been vice president for the Projects business area in charge of human relations and health, safety and the environment since the merger.

Contacts:
Investor relations Lars Troen Sørensen, senior vice president, IR, + 47 90 64 91 44 (mobile phone)

Press:
Ola Morten Aanestad, vice president, media relations, + 47 48 08 02 12 (mobile phone)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: October 7, 2008	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer